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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

 TENDER OFFER STATEMENT (AMENDMENT NO. 3--FINAL AMENDMENT) PURSUANT TO SECTION
                                    14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         ARMOR ALL PRODUCTS CORPORATION
                                ---------------

                           (Name Of Subject Company)

                         SHIELD ACQUISITION CORPORATION
                               THE CLOROX COMPANY
                                ---------------

                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                  042256 10 7
                            ------------------------

                     (CUSIP Number of Class of Securities)

                             EDWARD A. CUTTER, ESQ.
                               THE CLOROX COMPANY
                                 1221 BROADWAY
                         OAKLAND, CALIFORNIA 94612-1888
                           TELEPHONE: (510) 271-7000
                            ------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:

                           JOHN W. CAMPBELL III, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                        SAN FRANCISCO, CALIFORNIA 94105
                           TELEPHONE: (415) 268-7000

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

CUSIP No. 042256 10 7                14D-1                Page  2  of  6  Pages
          -----------                                          ---    ---


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 1. Name of Reporting Persons
     S.S. or I.R.S. Identification No. of above Persons

       The Clorox Company (I.R.S. Identification Number 310595760)
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)  / /
                                                                        (b)  / /
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 3. SEC Use Only
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 4. Source of Funds (See Instructions)

       WC
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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)
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 6. Citizenship or Place of Organization

       State of Delaware
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 7. Aggregate Amount Beneficially Owned by Each Reporting Person

       Indirectly through Shield Acquistion Corporation, its wholly-owned subsidiary: 21,119,908 shares of Common Stock (including approximately 419,202 shares subject to guarantee of
       delivery)
--------------------------------------------------------------------------------
 8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See   / /
     Instructions)
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 9. Percent of Class Represented by amount in Row (7)
       98.8%
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10. Type of Reporting Person (See Instructions)

       CO
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

CUSIP No. 042256 10 7                14D-1                Page  3  of  6  Pages
          -----------                                          ---    ---


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 1. Name of Reporting Persons
     S.S. or I.R.S. Identification No. of above Persons

       Shield Acquisition Corporation (I.R.S. Identification Number 94-3255289)
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
 3. SEC Use Only
--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

       AF
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)
--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

       State of Delaware
--------------------------------------------------------------------------------
 7. Aggregate Amount Beneficially Owned by Each Reporting Person

       Directly: 21,119,908 shares of Common Stock (including
       approximately 419,202 shares subject to guarantee of
       delivery)
--------------------------------------------------------------------------------
 8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See   / /
     Instructions)
--------------------------------------------------------------------------------
 9. Percent of Class Represented by amount in Row (7)
       98.8%
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10. Type of Reporting Person (See Instructions)

       CO
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
    This Amendment No. 3 (Final Amendment) constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on December 2, 1996 by Shield Acquisition Corporation (the "Offeror") and The Clorox Company (the "Parent"), relating to the offer by the Offeror to purchase all outstanding shares of Common Stock, par value $0.01 (the "Shares") of Armor All Products Corporation, a Delaware corporation (the "Company"), at a price of $19.09 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1996 (the "Offer to Purchase"), the related Letter of Transmittal and the Agreement and Plan of Merger dated as of November 26, 1996 among the Parent, the Offeror and the Company, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(2) and (c)(1) respectively.

    Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

    Item 6 is hereby amended and supplemented by adding thereto the following:

(a) - (b) The Offer expired at 12:00 midnight, New York City time, on Monday, December 30, 1996. Based on information provided by the Depositary, there were validly tendered and not withdrawn 21,119,908 Shares (including 419,202 Shares tendered by means of guaranteed delivery), or approximately 98.8% of the issued and outstanding Shares. The Shares validly tendered and not withdrawn at such time were accepted for payment. On December 31, 1996, the Parent and the Company issued the joint press release attached hereto as Exhibit (a)(11).

Item 11.  Material to be Filed as Exhibits.

    Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(11) Text of press release dated December 31, 1996.

 EXHIBIT
 NUMBER
---------
   (a)(1)  Offer to Purchase, dated December 2, 1996*

   (a)(2)  Letter of Transmittal*

   (a)(3)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

   (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
             Clients*

   (a)(5)  Notice of Guaranteed Delivery*

   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

   (a)(7)  Summary Advertisement, dated December 2, 1996*

   (a)(8)  Press Release issued by the Parent on November 26, 1996*

   (a)(9)  Notice of the Chase Manhattan Bank as Trustee of the Armor All Products Corporation Profit
             Sharing Investment Plan to Participants in the Armor All Profit Sharing Investment Plan*

  (a)(10)  Press Release issued by the Parent on December 16, 1996*

  (a)(11)  Press Release issued by the Parent and the Company on December 31, 1996

   (c)(1)  Agreement and Plan of Merger, dated as of November 26, 1996, among the Parent, the Offeror and the Company*

   (c)(2)  Stockholder Agreement, dated as of November 26, 1996, among the Parent, the Offeror, and
             McKesson Corporation*

   (c)(3)  Confidentiality Agreement, dated as of October 10, 1996, among the Parent, the Company and
             McKesson Corporation*

   (c)(4)  First Amendment to the Agreement and Plan of Merger, dated as of December 1, 1996, among the
             Parent, the Offeror and the Company*

      (d)  None.

      (e)  Not applicable.

      (f)  None.

------------------------

* Previously Filed

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 31, 1996

                                          THE CLOROX COMPANY

                                          By:        /s/ EDWARD A. CUTTER

                                             -----------------------------------

                                              Name: Edward A. Cutter
                                             Title: Senior Vice
                                             President--General Counsel
                                                 and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 31, 1996

                                          SHIELD ACQUISITION CORPORATION

                                          By:        /s/ EDWARD A. CUTTER

                                             -----------------------------------

                                              Name: Edward A. Cutter
                                             Title: Vice President and Secretary